EXHIBIT 99.1

HEXO Corp to Release Third Quarter 2020 Financial Results and Host Investor Conference Call

OTTAWA, June 05, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) plans to release its complete financial results for the quarter ended April 30, 2020, before market hours on Thursday, June 11th, 2020, as well as host a webcast for investors beginning at 8:30 a.m. EST.

Webcast Details
Date: June 11, 2020
Time: 8:30 a.m. EST
Webcast: https://event.on24.com/wcc/r/2410089/16D0AEA8BB7F57BED3418A6AAFDD9AC0

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com

Media Relations:
(819) 317-0526
media@hexo.com